Exhibit 4.16

Summary of purchase of Shanghai Commercial Housing from Shanghai Zhangjiang Integrated Circuit Industry Zone Developing Co., Ltd.

On December 7, 2015, we executed Shanghai Commercial Housing Sale Contract with Shanghai Zhangjiang Integrated Circuit Industry Zone Developing Co., Ltd. in respect of acquiring the whole office building located at 1158 Zhangdong Road and 1059 Dangui Road, Building No. 1, named Zhangdong Business Center.

Zhangdong Business Center has 11 floors with floor area of 26,869.84 square meters. The total payment is RMB 487.1 million. The property has been delivered to us on December 21, 2015. We acquired Zhangdong Business Center for office use of SMIC Holdings Corporation mainly.